For immediate release	Exhibit No. 99.1

FAIRMONT TO PARTNER WITH TURNBERRY ASSOCIATES AT
THE FAIRMONT TURNBERRY ISLE RESORT & CLUB IN MIAMI
- Agreement Includes Improved Long-term Management Contract and Renovation Plans -

TORONTO, December 16, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that Turnberry Associates will acquire The Fairmont Turnberry Isle Resort & Club. The resort will retain its name and continue to be managed by Fairmont under a new, enhanced long-term management contract. The transaction is expected to close by the end of the year.

As part of this new partnership, Turnberry Associates plans to invest significant capital in the resort to position the property as the premier golf and beach resort destination in southern Florida. This would include a complete renovation of the existing golf courses as well as a substantial improvement to the resort. In addition, Fairmont is planning to participate in the management of additional residential development projects at the property.

“We are pleased to enter into a strategic alliance with such a well-respected developer and welcome Turnberry Associates back to the resort,” commented William R. Fatt, Chief Executive Officer of Fairmont. “As the original developer of this property and numerous projects in the area, Turnberry Associates is entirely familiar with our resort and the market. This expertise will allow us to raise the bar and enhance the overall quality and performance of The Fairmont Turnberry Isle Resort & Club.”

Added Mr. Fatt, “This transaction supports Fairmont’s management-focused growth strategy as well as the pursuit of additional revenue streams from new real estate development projects. Not only will the resort benefit from the capital invested in a renovation program, the Company has the potential to work with Turnberry Associates on a number of exciting luxury development projects on the resort grounds.”

Jeffrey Soffer, Turnberry Associates’ Principal, said, “We are delighted to be working with such a well respected organization on this property. Fairmont is the ideal brand for this resort. In less than two years, the Company has demonstrated its ability to successfully manage a large, complex, luxury property in Miami.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Turnberry Associates
Founded in 1967 by Donald Soffer, Turnberry Associates is one of the country's leading full-service real estate development and property management firms. The company has to its credit the development of more than $5 billion in commercial and residential property. This includes approximately 20 million square feet of retail space, some 5,000 luxury apartments and condominium units and 1.5 million square feet of class-A office space. Turnberry’s hotel and resort properties include Hilton Nashville Downtown, Union Station Nashville - a Wyndham Historic Hotel, Orlando Marriott Downtown, Courtyard by Marriott Downtown Orlando, Courtyard by Marriott at Aventura Mall, Residence Inn by Marriott at Aventura Mall and Hampton Inn Hallandale Beach/Aventura. An affiliate of Turnberry Associates also owns the Fontainebleau at Miami Beach. Their future projects under development include sites in Destin, Florida and Las Vegas, Nevada.

Fairmont Hotels & Resorts
Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com

Turnberry Associates
Matt Levinson
O'Connell & Goldberg
(954) 964-9098, ext. 104
mlevinson@oconnellgoldberg.com